September 16, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Attn:	H. Roger Schwall, Assistant Director Division of Corporation Finance

Re:	Enduro Resource Partners LLC Enduro Royalty Trust Amendment No. 5 to Registration Statement on Form S-1 File No. 333-174225 Filed August 3, 2011
Ladies and Gentlemen:
          Set forth below are the responses of Enduro Resource Partners LLC, a Delaware limited liability company (“Enduro Sponsor”), and Enduro Royalty Trust (the “Trust” and, together with Enduro Sponsor, the “Registrants”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated August 3, 2011 with respect to the above-referenced Registration Statement (the “Registration Statement”).
          Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 6 to the Registration Statement (“Amendment No. 6”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 6, unless otherwise indicated.

Amendment No. 5 to Registration Statement on Form S-1
Prospectus Summary, page 1
Summary Unaudited Pro Forma Combined Financial and Operating Data of the Underlying Properties and Unaudited Pro Forma Distributable Income of the Trust, page 8
1.	We note your reference to the unaudited pro forma distributable income of the trust as “unaudited pro forma available cash” on page 9. It appears, however, that you are referring to the term “distributable income” rather than “available cash.” Please advise or revise.

Response: The Registrants have revised page 9 to refer to “distributable income” rather than “available cash”.
Projected Cash Distributions, page 45
2.	We note your disclosures on pages 50 and 51 with respect to the sensitivity of projected cash distributions to oil and natural gas production and prices. With a view towards disclosure, please tell us the threshold prices at which the trust would be unable to make the monthly cash distribution.

Response: The Trust would be unable to make any monthly cash distribution if oil and natural gas prices were below $34.00 per barrel and $2.00 per Mcf, respectively. The Registrants have revised page 51 to include this disclosure.

3.	Given the recent price fluctuations in the commodity futures market, please advise what consideration you have given to update your disclosures of projected cash distributions.

Response: In response to the recent price fluctuations in the commodity futures market, the Registrants have revised the pricing sensitivity table on page 51 to reflect oil prices ranging from $75.00 to $110.00 per barrel and natural gas prices ranging from $3.00 to $6.00 per Mcf. Additionally, the Registrants have updated the projected cash distributions using an assumed NYMEX price for oil of $92.50 per barrel. Over the twelve months, July 2010 to June 2011, the average NYMEX price per month for WTI crude oil has ranged from $75.55 to $110.04 per barrel and the average NYMEX price per month for natural gas has ranged from $3.29 to $4.77 per Mcf.

Exhibit 5.1
4.	We note that your legal opinion makes assumptions about parties other than the trust. Please obtain and file a new opinion that does not make assumptions relating to Enduro Resource Partners, LLC, which we note is a co-registrant.

Response: In response to the Staff’s comment, the Registrants have filed an additional Exhibit 5 opinion from Latham & Watkins LLP, counsel to Enduro Sponsor, covering, with respect to Enduro Sponsor, the points assumed in the opinion filed by Richards, Layton & Finger, P.A. as Exhibit 5.1. Specifically, the additional Exhibit 5 opinion from Latham & Watkins LLP states that, in such firm’s opinion, Enduro Sponsor is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware and has the limited liability company power and authority to execute and deliver the trust’s amended and restated trust agreement (the “Trust Agreement”), and that Enduro Sponsor has duly authorized the Trust Agreement.
              Please direct any questions or comments regarding the foregoing or with respect to the Registration Statement to Sean T. Wheeler at (713) 546-7418.
Very truly yours,
/s/ Sean T. Wheeler
Sean T. Wheeler
of LATHAM & WATKINS LLP

cc:	Jon S. Brumley, President and Chief Executive Officer
John W. Arms, Executive Vice President and
     Chief Operating Officer
Kimberly A. Weimer, Vice President and
     Chief Financial Officer
Thomas Adkins, Bracewell & Giuliani LLP
Joshua Davidson, Baker Botts L.L.P.
Gerald M. Spedale, Baker Botts L.L.P.
Craig Stone, Ernst & Young, LLP

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